Exhibit 99.5

CONSENT OF A. O’DONOVAN

I hereby consent to the use of my name in connection with the following report and documents, which are being filed as exhibits to and incorporated by reference into the registration statement on Form 40-F of Banro Corporation (the “Company”) being filed with the United States Securities and Exchange Commission:

1.               The technical report dated February 2005 entitled “NI-43-101 Technical Report Resource Estimation and Exploration Potential at the Kamituga, Lugushwa and Namoya Concessions, Democratic Republic of Congo” (the “SRK Technical Report”); and

2.               The annual information form of the Company dated March 30, 2007, which includes reference to my name in connection with information relating to the SRK Technical Report, and the properties described therein.

March 30, 2007

/s/ A. O’Donovan

A. O’Donovan